ARQ ADVISORS, LLC

Annual Financial Statement

June 30, 2024

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

OATH OR AFFIRMATION

I, Erin Baskett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARQ Advisors LLC, as of 6/30, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GEETA BISSOON
Notary Public, State of Florida
Commission# HH 279164
My comm. expires Oct. 18, 2026

Signature: [signature]

Title:
CFO/ FinOP

[signature] Geeta Bissoon
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARQ ADVISORS, LLC
JUNE 30,2024

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
ARQ Advisors, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ARQ Advisors, LLC (the "Company") as of June 30, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2018.
Huntingdon Valley, Pennsylvania
September 26, 2024

3

ARQ ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Cash and cash equivalents	$	315,079
Fees receivable		139,070
Deposit with broker		5,000
Fixed assets, net accumulated depreciation of $1,118		695
Prepaid expenses		6,455
TOTAL ASSETS	$	466,299

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable		9,674
Accrued expenses		139,914
TOTAL LIABILITIES	$	149,588

MEMBER'S EQUITY

Member's Equity		316,711
TOTAL MEMBER'S EQUITY	$	316,711
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	466,299

The accompanying notes to the financial statement are an integral part of this financial statement.

1. ORGANIZATION

ARQ Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on December 16, 2014 as a limited liability company in accordance with the laws of the state of Delaware. The firm was approved as a member of FINRA on October 4, 2017 and commenced operations on October 11, 2017. In June 2023, Satchel Inc became 100% owner of the Company.

The Company engages in the private placement of securities, Merger and Acquisition Advisory services, Non-exchange member transactions in listed securities transactions and introducing clients to sell side counter parties for corporate and U.S. Government debt. The "Company" is no longer considered a Capital Acquisition Broker (CAB) pursuant to FINRA CAB Rules.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Under ASC 606, revenue derived from transactions resulting in fees earned from capital raises and private placement transactions is recognized when completed. The company also receives retainer fees for services provided. Under ASC 606, such retainer fees are treated as revenue upon completion as per the descriptive memorandum and agreement.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2024 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

No provisions have been made for income taxes since the Company is a limited liability company. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of June 30, 2024, the Company has no significant uncertain tax positions.

The U.S. Federal jurisdiction and the state of New Jersey are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3 CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

4.   RECEIVABLES

The Company earns commission revenue from sell side counter parties for corporate and U.S. Government debt through Hilltop Securities, Inc. The Company furthermore must retain a deposit account with Hilltop Securities, Inc during the term of its relationship. As of June 30, 2024, the Company had no outstanding receivables from Hilltop Securities, Inc.

The Company earned income from private placement of securities and advisory services. As of June 30, 2024, receivables from clients were $139,070.

Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at June 30, 2024.

5.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 6.6667% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2024, the Company's net capital requirement was $250,000. The Company's Net Capital was $306,560 which was above the required Net Capital by $56,560. At June 30, 2024, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.4880 to 1.

6.   RELATED PARTY TRANSACTIONS

The Company rented office space on a month to month basis from an officer of the Company, which ended in February 2024. The Company paid $7,600 in rent for the year ended June 30, 2024.

7.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2024, and through the date of this report, there were no such claims.

Confidential pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

8.　CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

For the fiscal year ending June 30, 2024, the Company earned fee income from private placements and advisory of $436,560. 91% or $395,549 of total fee income was earned from four customers.

9.　GOING CONCERN

The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with losses the last three years and related negative operating cash flows. At June 30, 2024, the Company's cash balance was $315,079. Management anticipates future revenues will be sufficient to cover operating expenses but remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

11.　SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through September 26, 2024, the date the financial statements were issued and available and has determined there were no subsequent events requiring disclosure in these financial statements.